Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

December 19, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Pamela A. Long
Assistant Director
Office of Manufacturing and Construction

Re:	AP Gaming Holdco, Inc.
Amendment 5 to
Draft Registration Statement on Form S-1
Submitted December 12, 2017
CIK No. 1593548

Dear Ms. Long:

On behalf of PlayAGS, Inc. (f/k/a AP Gaming Holdco, Inc.), a Nevada corporation (the “Company”), we hereby submit in electronic form the accompanying Registration Statement on Form S–1 of the Company (the “Registration Statement”), together with Exhibits, marked to indicate changes from Amendment No. 5 to the Draft Registration Statement confidentially submitted with the Securities and Exchange Commission (the “Commission”) on December 12, 2017.

The Registration Statement reflects the responses of the Company to comments received in a letter from the Staff of the Commission (the “Staff”), dated December 12, 2017 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto.

Additionally, the Company supplements below its previous response to comment No. 59 received in a letter from the Staff, dated May 11, 2017. For your convenience, we have set forth below this comment followed by the Company’s response thereto.

Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. References in the responses to page numbers are to the marked version of the Registration Statement and to the prospectus included therein (the “Prospectus”).

Pamela A. Long

Securities and Exchange Commission

Division of Corporation Finance

December 19, 2017

The Company has asked us to convey the following as its responses to the Staff:

Prospectus Summary, page 1

Growth Strategies, page 8

1.	We note the expanded disclosures you provided in response to comment 2 in our letter dated December 7, 2017.

•	Please expand your disclosures to state the time period of which you anticipate you would increase your market share in the total EGM market by 1%.

•	You disclose that your revenue per day for each EGM unit is $25.16. However, your disclosure on page 81 states that your revenue per day for the nine-months ended September 30, 2017 is $19.86. Please address this inconsistency in your disclosures.

•	It remains unclear how the gross margins disclosed for each scenario of growth is based on your historical operating results. As previously noted, EGM adjusted EBITDA margin is 59% for fiscal year 2016 and 56% for the 12-months ended September 30, 2017, as disclosed on page 19. Please address this inconsistency in your disclosures.

•	Please expand your disclosures to clarify why you are using gross margin for the amount of anticipated adjusted EBITDA.

•	Please expand your disclosures to explain why the gross margin and adjusted EBITDA margin in new markets (i.e., Philippines and Brazil) would generate margins equal to or greater than margins generated in the US. In this regard, please expand your disclosures on page 10 to include Mexico’s revenue per day for each installed unit and gross margin for the 7,471 installed units as of September 30, 2017. Please also disclose the number of units you have installed in Canada, including the market share percentage, revenue per day, and gross margins. These disclosures will allow investors to better understand your expectations for Philippines and Brazil markets.

Response:

The Company acknowledges the Staff’s comment and in response to the Staff’s comment has removed such disclosures from the Registration Statement. Please see pages 9 and 18 of the Registration Statement.

Pamela A. Long

Securities and Exchange Commission

Division of Corporation Finance

December 19, 2017

Recent Developments, page 11

2.	Please disclose the amount of additional annual interest expense the additional $65 million term loan will generate.

Response:

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 11 of the Registration Statement.

Summary Consolidated Historical Financial and Other Data, page 17

3.	Please quantify each of the components listed in footnote c to your reconciliation for total adjusted EBITDA. Please also address this comment for the presentations within Management’s Discussion and Analysis.

Response:

  The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 20 and 21 of the Registration Statement.

Capitalization, page 54

4.	Please expand footnote 1 to the table presented to disclose the amount used to finance the acquisition, the amount used to pay fees and expenses for the acquisition, and the amount to be used for general corporate purposes.

Response:

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 55 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 60

5.	Please expand the table on page 81 for the EGM reportable segment to separately present domestic and international data for installed base and revenue per day. In this regard, we note your presentations for the annual periods.

Pamela A. Long

Securities and Exchange Commission

Division of Corporation Finance

December 19, 2017

Response:

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 82 of the Registration Statement.

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Note 7, Stockholders’ Equity, page F-27

59.	Please expand your disclosure for the 108,307 Class B Shares issued to “Management Holder” to disclose what the performance condition is, why you will not recognize compensation expense until the condition is met rather than probable, and the amount of unrecognized compensation expense. Please refer to ASC 718-10-25-20 for guidance.

Response:

In its prior response of July 26, 2017, the Company acknowledged the Staff’s above comment and revised the Registration Statement to include the following disclosure:

As of September 30, 2017, 108,307 Class B Shares issued to “Management Holder,” as defined in the Securityholders Agreement dated April 28, 2014 (the “Securityholders Agreement”), were outstanding. The Class B Shares were sold to the Management Holder and are not considered issued for accounting purposes as they contain a substantive performance condition, a “Qualified Public Offering”, as defined in the Securityholders Agreement, which must be probable for the Management Holder to benefit from the ownership of the shares. As a result, shares issued to the Management Holder are not considered issued for accounting purposes until such time that the performance condition is probable and the Company has recorded a liability in other long-term liabilities of $1.3 million for the proceeds from the sale of the Class B Shares. No share-based compensation expense for Class B Shares has been recognized and none will be recognized for these shares until the performance condition is considered to be probable.

The Company hereby supplements its prior response and respectfully submits to the Staff that a Qualified Public Offering (as defined in the Securityholders Agreement) means an underwritten public offering pursuant to an effective registration statement. This performance condition shall not be satisfied until the consummation of the offering relating to the

Pamela A. Long

Securities and Exchange Commission

Division of Corporation Finance

December 19, 2017

Registration Statement. As such, the Company shall not recognize any compensation expense, and shall not make any additional edits to its financial statements relating thereto, prior to the consummation of the offering.

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Pamela A. Long

Securities and Exchange Commission

Division of Corporation Finance

December 19, 2017

If you have any questions regarding the Registration Statement or the responses contained in this letter, please do not hesitate to contact the undersigned at (212) 373-3055.

Sincerely,

/s/ Monica K. Thurmond
Monica K. Thurmond

cc:	Christodoulos Kaoutzanis
Paul, Weiss, Rifkind, Wharton & Garrison LLP

Victor J. Gallo
PlayAGS, Inc. (f/k/a AP Gaming Holdco, Inc.)

Kimo Akiona
PlayAGS, Inc. (f/k/a AP Gaming Holdco, Inc.)